UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

Further to the Company's announcement dated July 8, 2026, regarding a suspected information security incident, the Company provides the following update.

The Company's system review and technical remediation activities have been completed, and the Company's systems have been cleared and based on its investigation to date, confirmed to be free of unauthorized access. The Company's production environment and core systems have not been impacted. The Company's business operations continue as normal, without disruption or impact on our operations.

As the Company's investigation progressed, and while the precise scope and complete contents of the exfiltrated information are still under investigation, findings have emerged indicating that such exfiltrated information includes a copy of a backup of scanned documents,  additional business-related information, and mainly back up of payment transaction records which does not include sensitive payment authentication data (such as cardholder names, CVV values or ID information), as such information is generally not retained within the Company's systems. In addition, a significant portion of the transactions were conducted using digital wallets, such as Apple Pay and Google Pay, in which the payment credentials consist of single-use tokens that have no value if disclosed. Based on its investigation to date, the Company confirms that all customer safeguarded funds were untouched and that no unauthorized access to those accounts occurred.

The Company's Board of Directors has resolved not to comply with criminal extortion demands. The Board believes that complying with such demands would not be consistent with the long-term best interests of the Company's customers, partners, employees and shareholders.

The Company has incurred, and may continue to incur, costs related to responding to, remediating, and investigating this attack. The full financial impact—including insurance or indemnification offsets and any effect on customer behavior—is not yet determined, but the Company does not currently expect a material effect on its financial condition or results of operations.

The Company continues to cooperate fully and closely with the relevant law enforcement authorities, which continue to conduct an intensive investigation into the incident and those responsible.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statement on Form S-8 filed with the SEC (File No. 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File No. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: July 14, 2026